SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           JENNIFER CONVERTIBLES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    476153101
                                 (CUSIP Number)


                                David A. Belford
                        2097 S. Hamilton Road, Suite 200
                                 COLUMBUS, OHIO
                                      43232
                                  614-755-2228
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   OCTOBER 27, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of _____ Pages

                                  SCHEDULE 13D


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CUSIP No. 476153101                         Page   of   Pages
-----------------------------              ----------------------------
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David A. Belford
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   |_|
                                                              (b)   |_|
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                              |_|

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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    NUMBER OF      7   SOLE VOTING POWER       329,000
    SHARES      -------------------------------------------------------------
    BENEFICIALLY   8   SHARED VOTING POWER
    OWNED BY    -------------------------------------------------------------
    EACH           9   SOLE DISPOSITIVE POWER  329,000
    REPORTING   -------------------------------------------------------------
    PERSON WITH   10   SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    329,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    |_|
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.77%
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14  TYPE OF REPORTING PERSON*

    IN
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
Item 1.   SECURITIES AND ISSUER.

          This statement relates to the common Stock (the "Common Stock"), of Jennifer Convertibles, Inc. (the "Company"), whose principal executive offices are located at 419 Crossways Park Drive, Woodbury, New York 11797.

Item 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by David A. Belford, President of Nationwide Warehouse & Storage, Inc., a furniture retailer. Mr. Belford is a U.S. citizen and his business address is 2097 S. Hamilton Road, Suite 200, Columbus, Ohio 43232.

          Mr. Belford has not been, during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER Consideration.

          The aggregate purchase price of the securities of the Company acquired by Mr. Belford was approximately $842,000, all of which was obtained from his personal funds.

Item 4.   PURPOSE OF TRANSACTION.

          The securities of the Company were acquired for investment purposes. On October 31, 1997, Mr. Belford met with the Chairman of the Board of the Company to advise him that he had acquired more than 5% of the Common Stock of the Company. Mr. Belford discussed the relationship between the Company and a private company owned by an individual who was a principal stockholder of the Company (the "Private Company"). Mr. Belford advised the Chairman of the Board that he strongly felt the Private Company should be merged with the Company. In addition, Mr. Belford advised the Chairman of the Board that he wanted a seat on the Board of Directors of the Company.

          Mr. Belford may from time to time acquire additional shares of Common Stock through open market or privately negotiated transactions depending on existing market conditions and other considerations which he may deem relevant. Mr. Belford intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Mr. Belford, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of his investment in the Company.

          Except as set forth above, Mr. Belford does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          David A. Belford owns 329,000 shares of Common Stock, which constitute approximately 5.77% of the outstanding shares of Common Stock of the Company.

          Exhibit A hereto sets forth transactions in shares of Common Stock of the Company effected by Mr. Belford during the 60-day period preceding the date hereof, the dates of such transactions and the purchase price per share (exclusive of commissions). All of such shares were purchased in brokerage transactions in open market purchases.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Belford does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ David A. Belford
                                           David A. Belford


Dated:            November 6, 1997

                                                            EXHIBIT A

                          RECENT TRANSACTIONS IN SHARES

          The following table indicates shares of Common Stock acquired by Mr. Belford during the past sixty days. All transactions were effected in brokerage transactions in the over-the-counter market.

                                    Number of
     Date                         Shares Purchased             Price Per Share
     ----                         ----------------             ---------------
    10/27/97                         20,000                        $2.0625
    10/28/97                         10,000                         2.0000
    10/29/97                          2,500                         2.1875
    10/29/97                          7,500                         2.2500
    10/30/97                          5,000                         2.0000